legal & compliance, llc

laura aNTHONy, esquire

LAZARUS ROTHSTEIN, ESQUIRE

CHAD FRIEND, ESQUIRE, LLM

SCOTT BUSCEMI, ESQ.

__________________________

OF COUNSEL:

CRAIG D. LINDER, ESQUIRE

PETER P. LINDLEY, JD, CPA, MBA

STUART REED, ESQUIRE

MARC S. WOOLF, ESQUIRE

www.legalandcompliance.com WWW.SECURITIESLAWBLOG.COM WWW.LAWCAST.COM DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

November 25, 2015

VIA ELECTRONIC EDGAR FILING

Larry Spirgel

Assistant Director, Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Zoned Properties, Inc.
Draft Registration Statement on Form S-1
Submitted October 1, 2015
CIK No. 1279620

Ladies and Gentlemen:

Zoned Properties, Inc. (the “Company”) is in receipt of the staff’s comment letter dated October 28, 2015 relating to the Company’s draft registration statement on Form S-1 (the (“Registration Statement”) submitted on October 1, 2015. Accompanying this letter is an amended draft Registration Statement (the “Amendment”) for consideration by the staff. Please note that we have updated the unaudited financial statements to September 30, 2015 and have modified corresponding disclosure accordingly. Following are the Company’s responses to the staff’s comments.

Prospectus Cover Page

1.            Please revise to disclose that a market maker, not the company, must file an application to have the company’s common stock quoted on the OTCQB, and discuss the risk that the company may not be successful in securing a market maker.

RESPONSE: The Company has previously completed the 15c2-11 process and its common stock is already quoted on the Pink Sheets. The disclosure is intended to convey that the Company proposes to file an application to transfer its quotations to the OTCQB. The transfer process requires an application to be filed by the Company; no market maker action is required. We have clarified the disclosure in the Amendment accordingly.

Prospectus Summary, page 1

2.            We note here and elsewhere in the prospectus, including in the biographies of your management, the use of various words and phrases that appear to be promotional language. Please revise to provide a clear basis for such language or delete it. We note, merely as examples, the following words and phrases:

•	“unique” and “uniquely position us as an industry leader”
•	“sophisticated, safe and sustainable”
•	“industry thought leader”
•	“transformed the local real estate industry

RESPONSE: We have reviewed the Registration Statement and in the Amendment, we have deleted those words and phrases that appear to be promotional, including the examples identified by the staff.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel

Securities and Exchange Commission

November 25, 2015

Risk Factors, page 4

Requirements associated with being a reporting company, page 8

3.            Please revise to delete the statement that you are a voluntary filer. Once your Form S-1 is effective, you will have reporting obligation under 15(d) of the Securities Exchange Act of 1934.

RESPONSE: We have deleted the reference to being a voluntary filer and have modified the language in the subject risk factor accordingly.

We are dependent on Bryan McLaren. . ., page 8

4.	Please revise to clarify how your success is particularly dependent on Bryan McLaren’s continuance as CEO.

RESPONSE: We have revised the disclosure in the Amendment to clarify how our success is particularly dependent on Bryan McLaren.

Description of Business, page 19

5.            Please revise to explain more clearly how rezoning works in the situations you discuss. For example, you say you are able to identify individual properties that can be rezoned within highly regulated zoning regions. Explain under what circumstances a city with strict zoning regulations and strict regulations regarding the sale of marijuana would be willing to rezone properties and issue permits for such use. Are such properties typically on the border between zones? What has your success rate been to date? We note your statement on page 21 that you are currently managing properties zoned for licensed medical marijuana operators. Are these properties that the company was able to have rezoned? Have you experienced cases in which you have been unable to get properties rezoned? We note your statement on page 20 that there will be “relatively few places that will be granted zoning approval for such use.” What is your strategy in the case of properties that you have purchased for rezoning when the request to rezone is not approved?

RESPONSE: We have revised the disclosure in the Amendment to clarify and explain the zoning and permitting process including without limitation, receptivity by local regulators, those instances where our efforts have been successful, and our strategy in the case of properties where our efforts to rezone and permits have not been successful.

6.            Discuss how rezoning and any other property improvements you have made on properties you currently own has impacted the value of such properties and the amounts you are able to charge as rents.

RESPONSE: We have revised the disclosure in the Amendment to discuss how zoning and permitting and other property improvements have impacted the value of such properties and the amounts you are able to charge as rents.

7.	Revise to clarify the size and value of your portfolio of properties.

RESPONSE: We have revised the in the Amendment to clarify the size and value of our portfolio of properties

8.           Disclose what your “turnkey development strategies” are.

RESPONSE: We have deleted the references to “turnkey development strategies.”

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel

Securities and Exchange Commission

November 25, 2015

9.           Revise to include specific citations for any articles, reports or industry analysis that you cite or upon which you rely. For example, we note the reference on page 20 and 21 to a story in Barron’s and on page 21 to a report published by Dr. Timothy Hogan. Please provide us with marked copies of any such materials that support these and other third-party statements, clearly cross-referencing each statement with the underlying factual support.

RESPONSE: We have deleted citations to third-party articles, reports or industry analysis.

10.          Your business discussion begins with reference to “megatrends,” and your second paragraph refers to rezoning for use by the marijuana industry as “one” of the megatrends you have focused on, yet you do not identify any other “megatrends” you are interested in. Similarly, you refer several times to “industries” in the plural, for example at the end of the fourth paragraph on page 1, although your business plan seems to focus exclusively on the medical and recreational marijuana industry. Please clarify. If you intend to focus exclusively on the marijuana industry, delete this language. If you are currently focusing exclusively on the marijuana industry but expect later to expand the scope of your business plan to include clients in other industries, please disclose this.

RESPONSE: We have clarified the disclosure in the Amendment to identify the trends that we are interested in and disclosed that we are currently focusing exclusively on the marijuana industry but expect later to expand the scope of our business plan to include clients in other industries.

11.          You refer on page 6 to selling property. Please revise to clarify whether such sales are part of your ordinary course of business. For example, do you purchase and develop property with the intention of selling it rather than leasing it? If so, discuss this part of your business.

RESPONSE: We have removed the reference to selling property, as our business is focused on the purchase and leasing of real estate properties.

Principal and Selling Stockholders, page 18

12.	Please disclose how and when the selling stockholders received their shares.

RESPONSE: We have revised the Amendment to disclose how and when the selling stockholders received their shares.

13.          Please disclose the material terms of your preferred stock. Highlight that each share of preferred stock entitles the holder to 50 votes per share. Disclose that, as a result, Greg Johnston and Alex McLaren have the ability to control all matters requiring a shareholder vote. Also disclose that the preferred shareholders must approve particular corporate transactions, identifying the transactions. Furthermore, both Messrs. Johnston and McLaren must approve these transactions since they both own 50% of the preferred shares, and approval by 51% of the shares is required for engaging in the transactions.

RESPONSE: We have revised the disclosure in the Amendment to discuss the material terms of our preferred stock and have highlighted that each share of preferred stock entitles the holder to 50 votes per share. We have also disclosed that the preferred shareholders must approve particular corporate transactions (and have referenced disclosure elsewhere in the prospectus identifying the transactions); and that both Messrs. Johnston and McLaren must approve these transactions since they both own 50% of the preferred shares, and approval by 51% of the shares is required for engaging in the transactions.

14.           Since you have two classes of stock with different voting rights, please add a column to the beneficial ownership and selling shareholder tables showing the total voting control held by each person before and after the offering.

RESPONSE: We have added a column to the beneficial ownership and selling shareholder tables showing the total voting control held by each person before and after the offering.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel

Securities and Exchange Commission

November 25, 2015

Description of Securities, page 18

15.          Please clarify whether the holders of the preferred stock, which has 50 votes per share, vote with the common stockholders, including for the election of directors. If so, please discuss the control that the two preferred stockholders have over corporate matters.

RESPONSE: We have clarified that holders of preferred stock vote with the common stockholders, including in the election of directors and have discussed the control that the two preferred stockholders have over corporate matters.

Description of the Business, page 19

The Opportunity in Additional States, page 22

16.         Please revise to be as specific as possible about when and where you expect to expand into additional states.

RESPONSE: We have revised the discussion to more specifically describe when and where we expect to expand into additional states.

Management’s Discussion and Analysis if Financial Condition and results of Operations, page 22

Results of Operations

17.          In order to better assist readers of your financial statements with understanding your business, in regard to your rental properties, please revise your results of operations for all periods presented to include the following:

•	Present your leasing activity disclosure through a tabular roll forward of vacant space at the start of the period to vacant space at the end of the period;
•	Discuss the number of new or renewed leases, including disclosures regarding related party leases, tenant improvement costs and leasing commissions for new leases and renewals, as applicable; and
•	Disclose annual base rents by property, both in terms of total dollar and per square foot amounts. Please clarify whether any tenant concessions such as free rent are included, and if so, please quantify the amount.

RESPONSE: We have included a table in our results of operations summarizing our leasing activity and which we believe will assist readers in their understanding of our current operations.

18.         Please clarify what types of expenses are included in professional fees and the nature and purpose of the business consulting services engaged in for “business development.”

RESPONSE: We have revised our disclosure to clarify what types of expenses are included in professional fees and the nature and purpose of the business consulting services.

19.          Please enhance your disclosure to include a detailed description of the types of expenses that you have included in rental property expenses and how these expenses differ from the types of expenses you have classified as general and administrative expense.

RESPONSE: We have revised our disclosure to clarify what types of expenses are included in rental property expenses and general and administrative expenses.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel

Securities and Exchange Commission

November 25, 2015

Liquidity and Capital Resources, page 32

20.          You state that based on current assumptions, your available cash will be sufficient to satisfy your cash requirements under current expectations. You also state that you may need to raise additional funds, yet you also state that you “need to raise significant additional capital to fund our operations and to provide working capital.” Please review to reconcile this seemingly contradictory disclosure and to clarify your needs for cash and capital.

RESPONSE: We have revised our disclosure and clarified our cash needs.

Management, page 37

21.          You state at the top of page 37 that you have no compensation committee, while on the following page you discuss the composition of your compensation committee. You state at the top of page 39 that there are no compensatory plans or arrangements that would result in payments to an executive officer because of his or her resignation, retirement or other termination of employment with the company, but disclose four paragraphs later such an arrangement under Ms. Haugland’s employment agreement. Please revise to reconcile these inconsistencies.

RESPONSE: We have clarified that we have established a compensation committee and that, except as otherwise described, there are no compensatory plans or arrangements that would result in payments to an executive officer because of his or her resignation, retirement or other termination of employment with the Company.

22.         Please revise, as necessary, including dates and places of employment, to make clear that the business background disclosure for each officer and director contains that person’s business experience for at least the last five years. Also disclosure when each director began serving as a director of the company. Refer to Item 401(a) of Regulation S-K.

RESPONSE: We have revised the disclosure in the Amendment to make clear that the business background disclosure for each officer and director contains that person’s business experience for at least the last five years; and have disclosed when each director began serving as a director of the Company.

23.         Please revise to include the description of each director’s business experience to include a statement regarding his or her “experience, qualifications, attributes or skills that let to the conclusion that the person should serve as a director for the registrant. . .in light of the registrant’s business and structure.” Refer to Item 401(e) of Regulation S-K.

RESPONSE: We have revised the disclosure in the Amendment to include a statement regarding each director’s “experience, qualifications, attributes or skills that let to the conclusion that the person should serve as a director for the registrant. . .in light of the registrant’s business and structure.”

24.          In Irvin Rosenfeld’s business experience description, please revise to clarify the nature and significance of the Federal Medical Cannabis Program.

RESPONSE: We have deleted the reference to the Federal Medical Cannabis Program from Mr. Rosenfeld’s biography.

Certain Relationships and Related Party Transactions, page 40

25.         Please identify all related parties in this section and explain how they are related.

RESPONSE: We have revised the disclosure to identify all related parties in this section and explain how they are related.

26.         Refer to Item 601(b)(10)(ii) of Regulation S-K and file as exhibits the material contracts discussed in this section.

RESPONSE: We have identified the material contracts discussed in this section, have disclosed them in the Exhibit Table and have filed them as exhibits to the Registration Statement.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel

Securities and Exchange Commission

November 25, 2015

Financial Statements

Note 7 – Mortgage Payable, page F-18

27.          Please tell us and disclose whether the mortgage terms allow participations by the lender in either the appreciation in the fair value of the mortgaged real estate project or the results of operations of the mortgaged real estate project, or both. Please tell us whether you have filed the mortgage agreement as an exhibit. If you have not, please do so.

RESPONSE: We revised Note 7 to disclose that the mortgage terms do not allow participations by the lender in either the appreciation in the fair value of the mortgaged real estate project or the results of operations of the mortgaged real estate project.

Note 8 – Stockholder’s Equity

(A) Preferred Stock, page F-18

28.          We note your valuation of the super voting control preferred stock was based on an independent appraisal report, so please disclose and clarify the method and significant assumptions used to determine the fair value under the market approach.

RESPONSE: We revised Note 8 to disclose and clarify the method and significant assumptions used to determine the fair value under the market approach.

(H) Common Stock issued for services, page F-20

29.          We note that you issue common stock to non-employees for goods and/or services received. Please tell us and disclose if you measure the cost of such issuances based on the fair value of the goods or services received or the fair value of the equity instruments issued. In doing so, clarify how you determine fair value. See ASC 505-50-30-6.

RESPONSE: Pursuant to ASB 505-50-30-2, Paragraph 505-50-30-6 establishes that share-based payment transactions with nonemployees shall be measured at the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable. If the fair value of goods or services received in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the equity instruments issued, the fair value of the goods or services received shall be used to measure the transaction. In contrast, if the fair value of the equity instruments issued in a share-based payment transaction with nonemployees is more reliably measurable than the fair value of the consideration received, the transaction shall be measured based on the fair value of the equity instruments issued. During the 2014 and 2015 period, we sold our shares of common stock to accredited investors pursuant to a private placement at a price of $1.00 per share. In negotiating the terms of compensation for services, the Company and the respective service provider agreed upon a $1.00 share price as the basis for valuing the services provided. As addressed in paragraph 505-50-25-7, if fully vested, nonforfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for services (no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date had been reached. We believe that the fair value of our common shares of $1.00 per share, based on recent sales of common stock to investors, issued in a share-based payment transaction with nonemployees was more reliably measurable than the fair value of the consideration received and the transaction was measured based on the fair value of the equity instruments issued.

Exhibit 3.1

30.          Please file a complete copy of your Articles of incorporation as amended and currently in effect. Refer to Item 601(b)(3)(i) of Regulation S-K.

RESPONSE: We have included a complete copy of our Articles of Incorporation with the Amendment.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Larry Spirgel

Securities and Exchange Commission

November 25, 2015

Exhibit 5.1

31.         Please have counsel revise its opinion to take into account that the shares being registered are already outstanding. For guidance, refer to CF Staff Legal Bulletin 19, Section II.B.2.h, available on our website at http://www.sec.gov/interps/legal.shtml.

RESPONSE: Counsel’s opinion has been revised to reflect that the shares being registered are already outstanding.

We trust that the foregoing sufficiently responds to the staff’s comments. If you have any further questions or comments, please contact the undersigned.

Sincerely,

Legal & Compliance, LLC

By:	/s/ Laura Anthony
Laura Anthony, Esq.

cc:

Kathleen Krebs/U.S. Securities and Exchange Commission

Gregory Dundas/U.S. Securities and Exchange Commission

Joseph Cascarano/U.S. Securities and Exchange Commission

Dean Suehiro/U.S. Securities and Exchange Commission

Bryan McLaren/Zoned Properties, Inc.

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832